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                             LIBERTY PROPERTY TRUST
                            500 Chesterfield Parkway
                                Malvern, PA 19355



February 14, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention:  Karen Garnett
            Assistant Director
            Division of Corporation Finance

Re:   Liberty Property Trust (the "Company")
      Registration Statement on Form S-3
      SEC File No.:  333-120692

Dear Ms. Garnett:

As per the telephone conversation between our counsel, Justin W. Chairman of Morgan, Lewis & Bockius LLP, and David Roberts of the staff on February 11, 2005, in accordance with Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective Wednesday, February 16, 2005, at 12:00 p.m. Eastern Time or as soon thereafter as practicable.

Pursuant to your letter to the undersigned dated December 7, 2004, in connection with this request for effectiveness, the Company acknowledges the following:

      The disclosure in the filing is the responsibility of the Company. The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.


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                                    Sincerely yours,

                                    Liberty Property Trust


                                    By:     /s/  James. J. Bowes
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                                        James J. Bowes, Esquire
                                        Secretary and General Counsel


cc:   Justin W. Chairman, Esquire


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